UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

for the calendar year ended December 31, 2005

or

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

for the transition period from                      to

Commission File Number: 000-15827

A.	Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

The Sharper Image 401(k) Savings Plan

350 The Embarcadero, 6th Floor

San Francisco, CA 94105

B.	Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

Sharper Image Corporation

350 The Embarcadero, 6th Floor

San Francisco, CA 94105

THE SHARPER IMAGE

401(k) SAVINGS PLAN

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits, as of December 31, 2005 and 2004	2

Statements of Changes in Net Assets Available for Benefits, for the years ended December 31, 2005 and 2004	3

Notes to Financial Statements	4

SUPPLEMENTAL SCHEDULE:

Schedule H, Line 4i; Schedule of Assets Held (At End of Year) - December 31, 2005	8

OTHER INFORMATION:

Signatures Page	9

Exhibit 23.1 - Consent of Independent Registered Public Accounting Firm	10

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Administrative Committee,

The Sharper Image 401(k) Savings Plan

San Francisco, California

We have audited the accompanying statements of net assets available for benefits of The Sharper Image 401(k) Savings Plan (the “Plan”) as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal controls over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental Schedule of Assets Held (At End of Year) as of December 31, 2005 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly presented in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ BDO Seidman, LLP
San Francisco, CA

May 24, 2006

THE SHARPER IMAGE

401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2005 AND 2004

	December 31,
	2005	2004
ASSETS
Investments at contract value:
Guaranteed investment contract	$128,957	$154,254
Investments at fair value:
Mutual funds	8,508,005	7,332,671
Money market fund	2,045,557	1,926,162
Sharper Image Corp. unitized common stock	626,766	892,059
Participant loans	566,600	431,640

Total Investments	11,875,885	10,736,786

Receivables:
Employee contributions	95,046	73,560
Employer contributions	258,411	273,979

Total Receivables	353,457	347,539

LIABILITIES
Excess contributions refundable	(151,632)	(141,040)

NET ASSETS AVAILABLE FOR BENEFITS	$12,077,710	$10,943,285

See Notes to Financial Statements

THE SHARPER IMAGE

401(k) SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEARS ENDED DECEMBER 31, 2005 AND 2004

	Year Ended December 31,
	2005	2004
ADDITIONS TO NET ASSETS:
Investment income:
Net appreciation (depreciation) in fair value of investments	$(77,204)	$3,752
Interest and dividend income	385,930	127,814

Total net investment income	308,726	131,566

Employer contributions	258,411	273,979
Employee contributions	1,549,564	1,728,003

Total additions	2,116,701	2,133,548

DEDUCTIONS FROM NET ASSETS:
Benefits paid to terminated participants	(976,659)	(681,514)
Administrative expenses	(5,617)	(4,911)

Total deductions	(982,276)	(686,425)

NET INCREASE IN NET ASSETS	1,134,425	1,447,123
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	10,943,285	9,496,162

End of year	$12,077,710	$10,943,285

See Notes to Financial Statements

THE SHARPER IMAGE

401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2005 AND 2004

1.	DESCRIPTION OF THE PLAN

The following description of The Sharper Image (the “Company”) 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General- The Plan was established on April 1, 1994 and has since been amended. The Plan is a defined contribution plan covering all employees who have completed one year of service with at least 1,000 hours and are age twenty-one or older and who are not covered by a collective bargaining agreement, a non-resident alien who received no U.S. income, and an individual who becomes an employee as a result of a Code Section 410(b)(6)(C) transaction. The Plan is intended to qualify under Sections 401(a) and 401(k) of the Internal Revenue Code (“IRC”). The purpose of the Plan is to provide retirement and other benefits for employees of the Company. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Effective March 28, 2005, the Plan was amended to reduce the involuntary cash-out threshold for distributions from $5,000 to $1,000. Up until this time, all vested interest in the Plan that did not exceed $5,000 was paid out in a lump sum distribution upon termination.

Contributions- Participants may defer from 1% to 20% of their annual compensation, not to exceed the maximum deductible amount allowed under the IRC, which for the year ended December 31, 2005 was $14,000. Participants may also rollover into the Plan investments from other qualified defined benefit or contribution plans. Contributions to the Plan are invested by the Trustee, PNC Bank, N.A (“PNC”), in one or more of the available investment funds as directed by Plan participants, including the common stock of the Company, which is unitized to facilitate daily allocations. Income or loss from each fund is allocated to participants’ accounts based on balances prior to such allocation. The Company made employer-matching contributions equal to 100% of the participant’s contribution up to a maximum of $600 per participant for the years ended December 31, 2005 and 2004. Additionally, participants age 50 or older may elect to contribute catch-up contributions up to $4,000 and $3,000 for Plan years ended 2005 and 2004, respectively.

Participant Accounts- Each participant’s account is credited with the participant’s contributions, the Company’s matching contribution, and allocations of Plan earnings. Forfeited balances of terminated participants’ nonvested accounts remain in the Plan and will be applied first to the restoration of participant’s forfeitures and then for the payment of administrative expenses.

Vesting- Participants are immediately vested in the contributions they make to the Plan, plus actual earnings thereon. Participants begin to vest in the Company’s matching contributions, plus earnings thereon, after one year of service, and become fully vested after five years of credited service.

THE SHARPER IMAGE

401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2005 AND 2004 (continued)

1.	DESCRIPTION OF THE PLAN (continued)

Participant Loans- Participants may only have one loan outstanding at a time. The total amount owed to the Plan by an individual participant must be at least $1,000 and cannot exceed the lesser of 50% of the fair market value of the participant’s vested account balance or $50,000. As of December 31, 2005, there were 90 loans outstanding, with contractual interest rates ranging from 5.00% to 10.50%. As of December 31, 2004, there were 75 loans outstanding with contractual interest rates ranging from 5.00% to 10.50%. Loans generally must be repaid over a period not to exceed 5 years.

Distribution of Benefits- Upon termination of service for any reason, including death, disability or retirement, a participant may receive the value of their vested interest as a lump-sum distribution, including rollover of their vested interest to a qualified retirement plan or Individual Retirement Account (IRA), or continue as a participant in the Plan without receiving any future employer-matching contributions. Terminated participants with an account balance of less than $1,000 will automatically receive a lump sum distribution. Net assets available for benefits include amounts due to terminated participants who have requested distributions that have not been made as of the Plan year end. Benefits are recorded when paid.

Plan Termination- Although the Company has not expressed any intent to terminate the Plan, it may do so at any time. The Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan under the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their account balance.

Tax Status- The Plan is a standardized prototype cash or deferred profit sharing plan sponsored by PNC. A favorable determination letter for the amendment to the standardized prototype was issued by the IRS on November 19, 2001. The Plan has not yet applied for its own determination letter and has subsequently been amended since PNC received this letter; however, the Plan Administrator believes that the Plan is currently designed and is being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting- The financial statements of the Plan are prepared under the accrual method of accounting.

Forfeiture Accounts- Forfeitures from non-vested participant accounts are generally used to pay Plan expenses. As of December 31, 2005 and 2004, the outstanding balance in the forfeiture account totaled $17,563 and $4,269, respectively. For the years ended December 31, 2005 and 2004, $5,617 and $4,911, respectively, of forfeitures were used to pay Plan expenses.

THE SHARPER IMAGE

401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2005 AND 2004 (continued)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Investment Valuation and Income Recognition- The Plan’s investments are stated at fair value, except for the Guaranteed Investment Contract with PNC Bank (“PNC”) at December 31, 2005, which was included in the financial statements at contract value, (which represents contributions made under the contract, plus earnings, less withdrawals and administrative expenses) because it is fully benefit responsive. The contract value as of December 31, 2005 approximated fair value. The average yield and crediting interest rate were 4.35% and 3.65% for 2005 and 2004, respectively. The crediting interest rate was based on an agreed-upon formula with the issuer and cannot be less than zero. Fair value for the Company’s unitized common stock is based on the Sharper Image common stock, which is listed on NASDAQ, and is valued at its quoted market price. Participant loans are carried at the unpaid principal balance, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

Administrative Expenses- Plan administrative expenses are primarily paid through forfeited balances of terminated participants’ non-vested portion of the Company’s matching contributions. If the forfeiture balance is less than administrative expense, the deficiency will be paid by the Company.

Use of Estimates- The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Recent Accounting Pronouncements- The FASB recently issued FASB Staff Position (“FSP”) AAG INV-1 and Statement of Position (“SOP”) 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined Contribution Health and Welfare and Pension Plans”, which affects defined contribution pension plans and health and welfare plans that hold fully benefit-responsive investment contracts and amends SOP 94-4 with respect to the definition of fully benefit-responsive and the presentation and disclosure of fully benefit-responsive investment contracts. The revised definition of fully-benefit responsive and new financial statement presentation and disclosure guidance under this FSP is effective for financial statements for plan years ending after December 15, 2006. If comparative financial statements are presented, the guidance in the FSP shall be applied retroactively to all prior periods presented. Further, the adoption of this FSP will result in a reclassification in the Statement of Net Assets Available for Benefits with no additional impact on the financial statements.

THE SHARPER IMAGE

401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2005 AND 2004 (continued)

3.	INVESTMENTS

Investments that represent 5% or more of the Plan’s net assets at December 31, 2005 and 2004 are separately identified in the following table:

	2005 Fair Value	2004 Fair Value
BlackRock Funds:
Index Equity Fund	$1,206,675	$1,210,944
Money Market Fund	2,045,557	1,926,162
AIM Small Cap Growth Fund	812,749	703,575
Growth Fund of America	2,042,746	1,670,698
American Balanced Fund	955,690	787,273
Fidelity Advisor Diversified International Fund	1,056,056	732,206
Sharper Image Corp.
Unitized Common Stock	626,766	892,059

During the years ended December 31, 2005 and 2004, the Plan’s investments (including gains and losses on investments bought and sold, as well as investments held throughout the year) appreciated (depreciated) by $ (77,204) and $3,752 in value, respectively, as follows:

	2005	2004
Mutual Funds	$347,677	$519,838
Sharper Image Corp. Unitized Common Stock	(424,881)	(516,086)

	$(77,204)	$3,752

4.	RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds, a money market fund and a guaranteed investment contract fund managed by PNC, or by a majority owned subsidiary of PNC. These funds are the BlackRock Funds and the Investment Contract Fund. PNC is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. In addition, the Plan invests in units of the Company’s common stock and, therefore, these transactions also qualify as party-in-interest transactions.

5.	EXCESS CONTRIBUTIONS REFUNDABLE

During the years ended December 31, 2005 and 2004, the Plan failed certain of its nondiscrimination tests. As a result, refunds of excess contributions were paid out to participants in order for the Plan to meet compliance testing requirements. Accruals were made for these excess contributions amounting to $151,632 and $141,040 for the years ended December 31 2005 and 2004, respectively. Refunds were paid in the subsequent year in which these excess contributions occurred.

* * * * * * * * * * *

THE SHARPER IMAGE

401(k) SAVINGS PLAN

SCHEDULE H, Line 4i – SCHEDULE OF ASSETS HELD (AT END OF YEAR)

DECEMBER 31, 2005

Employer Identification Number: 94-2493558

Plan Number: 002

Form: 5500

Identification of Issue, Borrower, Lessor or Similar Party	Description of Investment including Maturity Date, Rate of Interest, Collateral, par or Maturity Value	Cost	Current Value
American Balanced Fund	53,630 shares	a	955,690
BlackRock Index Equity Fund *	50,658 shares	a	1,206,675
AIM Small Cap Growth Fund	29,544 shares	a	812,749
American Century Equity Growth Fund	21,380 shares	a	499,232
American Century Small Cap Value	17,209 shares	a	165,719
Growth Fund of America	66,194 shares	a	2,042,746
Washington Mutual Investors Fund	18,091 shares	a	557,915
Fidelity Advisor Mid Cap Fund	17,529 shares	a	425,427
Fidelity Advisor Value Fund	9,677 shares	a	286,926
Fidelity Advisor Diversified International Fund	50,505 shares	a	1,056,056
BlackRock Intermediate Government Bond Fund *	48,957 shares	a	498,870
BlackRock Money Market Fund *	1,322,530 shares	a	2,045,557
Investment Contract Fund *	46,299 shares	a	128,957
Sharper Image Corp. Unitized Common Stock *	35,513 units	a	626,766
Ninety loans outstanding with interest rates ranging from 5.00% to 10.50%*			566,600

Total Investments			$11,875,885

*	Party-in-interest as defined by ERISA.

a	The cost of participant-directed investments is not required to be disclosed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE SHARPER IMAGE 401(k) SAVINGS PLAN BY SHARPER IMAGE CORPORATION PLAN ADMINISTRATOR

Date: June 30, 2006	by:	/S/ JEFFREY P. FORGAN
Jeffrey P. Forgan
EVP, Chief Financial Officer
and Plan Administrator